Exhibit 99.1

- MOGU Announces Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

- GMV from Live Video Broadcast (“LVB”) for the Fourth Quarter and Fiscal Year 2021

Accounted for 87.2% and 78.5% of total GMV

HANGZHOU, China, May 28, 2021 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the fourth quarter and the fiscal year 2021 ended March 31, 2021.

“Live eCommerce GMV grew by 42.0% year-over-year, and accounted for 87.2% of our total GMV during the quarter.” said Chen Qi, Chairman and Chief Executive Officer of MOGU. “ Looking forward, we are confident on the growth of our overall user retention rate and ARPU, as MOGU live continues to be a key growth driver and the main revenue contributor.”

“Our Net Loss and adjusted EBITDA of fiscal year 2021 improved remarkably by 85.3% and 83.9% respectively. Net Loss decreased from negative RMB2,223.6 million to negative RMB328.0 million, and adjusted EBITDA decreased from negative RMB320.1 million to negative RMB51.5 million. This showcases the positive effect from our efforts to optimize customer acquisition and operating efficiency. “ added by Mr. Raymond Huang, Chief Strategy Officer. “ We will continue to execute on our disciplined strategy of investing in our growth and bringing new innovations to our users’ live ecommerce experiences.”

Fourth Quarter Fiscal Year 2021 Highlights

•

Live Video Broadcast (LVB) business grew stronger, with associated GMV for the fourth quarter of fiscal year 2021 increasing by 42.0% year-over-year to RMB2,245 million (US$342.7 million1). LVB associated GMV for the fourth quarter of fiscal year 2021 accounted for 87.2% of our total GMV.

•	Gross Merchandise Value (GMV2) for the fourth quarter of fiscal year 2021 was RMB2,576 million (US$393.2 million), an increase of 6.5% year-over-year.

Fiscal Year 2021 Highlights

•

Live Video Broadcast associated GMV for fiscal year 2021 increased by 38.1% to RMB10,878 million (US$1,660.3 million). LVB associated GMV for fiscal year 2021 and fiscal year 2020 accounted for 78.5% and 46.2% of our total GMV respectively.

[1]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2021, which was RMB6.5518 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

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•	GMV for the fiscal year 2021 was RMB13,855 million (US$2,114.7 million), a decrease of 18.8% year-over-year.

Fourth quarter Fiscal Year 2021 Financial Results

Total revenues decreased by 23.6% to RMB90.9 million (US$13.9 million) from RMB119.0 million during the same quarter of fiscal year 2020.

•

Commission revenues decreased by 1.7% to RMB65.2 million (US$10.0 million) from RMB66.3 million in the same period of fiscal year 2020, primarily due to the restructuring of the Company’s business towards an LVB-focused model.

•

Marketing services revenues decreased by 34.5% to RMB11.9 million (US$1.8 million) from RMB18.2 million in the same period of fiscal year 2020. The decrease was primarily due to the restructuring of the Company’s business towards an LVB-focused model.

•	Other revenues decreased by 60.2% to RMB13.7 million (US$2.1 million) from RMB34.4 million in the same period of fiscal year 2020, primarily due to a decrease in online direct sales.

Cost of revenues decreased by 35.4% to RMB37.9 million (US$5.8 million) from RMB58.6 million in the same period of fiscal year 2020, which was primarily due to a decrease in the costs associated with lower online direct sales.

Sales and marketing expenses decreased by 44.5% to RMB43.4 million (US$6.6 million) from RMB78.2 million in the same period of fiscal year 2020, primarily due to optimized spending on branding and user acquisition activities.

Research and development expenses decreased by 40.3% to RMB19.6 million (US$3.0 million) from RMB32.8 million in the same period of fiscal year 2020, primarily a result of headcount optimization.

General and administrative expenses increased by 124.4% to RMB25.7 million (US$3.9 million) from RMB11.5 million in the same period of fiscal year 2020, primarily due to the reversal of share-based compensation expenses in the fourth quarter of fiscal year 2020.

Amortization of intangible assets decreased by 5.7% to RMB82.1 million (US$12.5 million) from RMB87.1 million in the same period of fiscal year 2020.

Loss from operations was RMB110.3 million (US$16.8 million), compared to loss from operations of RMB149.1 million in the same period of fiscal year 2020.

Net loss attributable to MOGU Inc.’s ordinary shareholders was RMB108.6 million (US$16.6 million), compared to a net loss attributable to MOGU Inc’s ordinary shareholders of RMB141.9 million in the same period of fiscal year 2020.

Adjusted EBITDA3 was negative RMB20.1 million (US$3.1 million), compared to negative RMB83.6 million in the same period of fiscal year 2020.

[3]

Adjusted EBITDA represents net loss before (i) interest income, loss from investments, net, income tax benefits and share of results of equity investee and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

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Adjusted net loss4 was RMB16.4 million (US$2.5million), compared to adjusted net loss of RMB79.3 million in the same period of fiscal year 2020.

Basic and diluted loss per ADS were RMB1.07 (US$0.25) and RMB1.07 (US$0.25), respectively, compared with RMB1.30 and RMB1.30, respectively, in the same period of fiscal year 2020. One ADS represents 25 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB803.1 million (US$122.6 million) as of March 31, 2021, compared with RMB1,095.4 million as of March 31, 2020.

Fiscal Year 2021 Financial Results

Total revenues decreased by 42.3% to RMB482.4 million (US$73.6 million) from RMB835.3 million in fiscal year 2020.

•

Commission revenues decreased by 27.3% to RMB318.6 million (US$48.6 million) from RMB438.3 million in fiscal year 2020, primarily due to the restructuring of the Company’s business towards a LVB-focused model.

•

Marketing services revenues decreased by 70.6% to RMB71.3 million (US$10.9 million) from RMB243.1 million in fiscal year 2020. The decrease was primarily due to the restructuring of the Company’s business towards an LVB-focused model.

•	Other revenues decreased by 40.0% to RMB92.4 million (US$14.1 million) from RMB154.0 million in fiscal year 2020, primarily due to a decrease in online direct sales.

Cost of revenues decreased by 37.7% to RMB183.1 million (US$27.9 million) from RMB293.8 million in fiscal year 2020, which was primarily due to a decrease in the costs associated with lower online direct sales and IT related expenses.

Sales and marketing expenses decreased by 62.5% to RMB229.8 million (US$35.1 million) from RMB613.2 million in fiscal year 2020, primarily due to optimized spending on branding and user acquisition activities.

Research and development expenses decreased by 39.5% to RMB103.5 million (US$15.8 million) from RMB171.1 million in fiscal year 2020, primarily as a result of headcount optimization.

General and administrative expenses decreased by 19.6% to RMB103.0 million (US$15.7 million) from RMB128.2 million in fiscal year 2020, primarily due to the decrease in the allowance for doubtful loan receivables.

Amortization of intangible assets slightly increased by 3.2% to RMB341.8 million (US$52.2 million) from RMB331.3 million in fiscal year 2020.

Loss from operations was RMB428.9 million (US$65.5 million), compared to loss from operations of RMB2,072.9 million in fiscal year 2020, primarily attributable to a goodwill impairment incurred in the third quarter of fiscal year 2020.

[4]

Adjusted net loss represents net loss excluding (i) loss from investments, net, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

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Net loss attributable to MOGU Inc.’s ordinary shareholders was RMB328.0 million (US$50.1 million), compared to a net loss attributable to MOGU Inc’s ordinary shareholders of RMB2,223.6 million in fiscal year 2020.

Adjusted EBITDA5 was negative RMB51.5 million (US$7.9 million), compared to negative RMB320.1 million in fiscal year 2020.

Adjusted net loss6 was RMB51.0 million (US$7.8 million), compared to adjusted net loss of RMB414.2 million in fiscal year 2020.

Basic and diluted loss per ADS were RMB3.12 (US$ 0.48) and RMB 3.12(US$ 0.48) respectively, compared with RMB20.45 and RMB20.45, respectively, in fiscal year 2020. One ADS represents 25 Class A ordinary shares.

Conference Call

MOGU’s management will host an earnings conference call at 7:30 AM U.S. Eastern Time on Friday, May 28, 2021 (7:30 PM Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1 647 689 5649
Mainland China, North:	+86 108 007 141 191
Mainland China, South:	+86 108 001 401 195
United States:	+1 877 824 0239
Hong Kong:	+852 800 901 563
Passcode:	Mogu

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on June 4, 2021.

[5]

Adjusted EBITDA represents net loss before (i) interest income, loss/(gain) from investments, net, income tax (benefits)/expenses and share of results of equity investee, goodwill impairment and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release.

[6]

Adjusted net loss represents net loss excluding (i) loss/(gain) from investments, net, (ii) share-based compensation expenses, (iii) goodwill impairment, (iv) amortization of intangible assets, (v) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release.

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Dial-in numbers for the replay are as follows:

International:	+1 416 621 4642
United States:	+1 800 585 8367
Passcode:	7965847

A live and archived webcast of the conference call will be available on the Investor Relations section of MOGU’s website at http://ir.mogu-inc.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non -GAAP measures, such as Adjusted EBITDA and Adjusted net loss as supplemental measures to review and assess operating performance. The presentation of these non -GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, loss/(gain) from investments, net, income tax (benefits)/expenses, share of results of equity investee, goodwill impairment, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net loss as net loss excluding loss/(gain) from investments, net, goodwill impairment, share-based compensation expenses, amortization of intangible assets, and adjustments for tax effects. Beginning from the second quarter of fiscal year 2020, we combined each of (i) investment loss/(gain), (ii) gain on deconsolidation of a subsidiary and (iii) gain from investment disposals, into loss/(gain) from investments. The related financial statements prior to July 1, 2019 have been recast to reflect this change. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release.

The Company presents these non -GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non -GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non -recurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the non -GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non -GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non -GAAP financial measures have limitations as analytical tools. The Company’s non -GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non -GAAP measures may differ from the non -GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non -GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non -GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non -GAAP Results” set forth at the end of this press release.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e -commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e -commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Raymond Huang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

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Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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MOGU INC.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	856,567	542,076	82,737
Restricted cash	807	808	123
Short-term investments	238,000	260,245	39,721
Inventories, net	2,926	240	37
Loan receivables, net	113,111	99,965	15,258
Prepayments and other current assets	99,108	77,679	11,855
Amounts due from related parties	57	6,061	925

Total current assets	1,310,576	987,074	150,656

Non-current assets:
Property, equipment and software, net	14,109	10,780	1,645
Intangible assets, net	813,011	426,005	65,021
Goodwill	186,504	186,504	28,466
Investments	102,373	66,382	10,132
Other non-current assets	14,183	163,111	24,896

Total non-current assets	1,130,180	852,782	130,160

Total assets	2,440,756	1,839,856	280,816

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,080	19,938	3,044
Salaries and welfare payable	6,032	4,349	664
Advances from customers	103	77	12
Taxes payable	6,342	1,558	238
Amounts due to related parties	12,018	6,234	951
Accruals and other current liabilities	393,536	333,127	50,845

Total current liabilities	435,111	365,283	55,754

Non-current liabilities:
Deferred tax liabilities	21,529	17,526	2,675
Other non-current liabilities	3,644	2,151	328

Total non-current liabilities	25,173	19,677	3,003

Total liabilities	460,284	384,960	58,757

Shareholders’ equity
Ordinary shares	180	181	27
Treasury stock	(6,566)	(126,424)	(19,296)
Statutory reserves	2,630	3,331	508
Additional paid-in capital	9,431,740	9,458,643	1,443,671
Accumulated other comprehensive income	201,796	97,145	14,827
Accumulated deficit	(7,649,308)	(7,977,980)	(1,217,678)
Total MOGU Inc. shareholders’ equity	1,980,472	1,454,896	222,059

Total shareholders’ equity	1,980,472	1,454,896	222,059

Total liabilities and shareholders’ equity	2,440,756	1,839,856	280,816

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,			For the year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Commission revenues	66,346	65,213	9,953	438,274	318,602	48,628
Marketing services revenues	18,248	11,945	1,823	243,081	71,345	10,889
Other revenues	34,395	13,706	2,092	153,959	92,445	14,110
Total revenues	118,989	90,864	13,868	835,314	482,392	73,627
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(58,590)	(37,868)	(5,780)	(293,757)	(183,112)	(27,948)
Sales and marketing expenses	(78,190)	(43,390)	(6,623)	(613,183)	(229,775)	(35,071)
Research and development expenses	(32,813)	(19,577)	(2,988)	(171,137)	(103,474)	(15,793)
General and administrative expenses	(11,454)	(25,701)	(3,923)	(128,152)	(103,038)	(15,727)
Amortization of intangible assets	(87,112)	(82,105)	(12,532)	(331,294)	(341,802)	(52,169)
Goodwill impairment	—	—	—	(1,382,149)	—	—
Other income, net	68	7,505	1,145	11,472	49,885	7,614
Loss from operations	(149,102)	(110,272)	(16,833)	(2,072,886)	(428,924)	(65,467)
Interest income	6,094	4,388	670	29,312	19,601	2,992
(Loss)/Gain from investments, net	—	(4,687)	(715)	(66,550)	86,497	13,202
Loss before income tax and share of results of equity investees	(143,008)	(110,571)	(16,878)	(2,110,124)	(322,826)	(49,273)
Income tax benefits/(expenses)	1,118	1,906	291	590	(5,181)	(791)
Share of results of equity investee	—	36	5	(114,104)	36	5
Net loss	(141,890)	(108,629)	(16,582)	(2,223,638)	(327,971)	(50,059)
Net loss attributable to MOGU Inc.	(141,890)	(108,629)	(16,582)	(2,223,638)	(327,971)	(50,059)
Net loss attributable to MOGU Inc’s ordinary shareholders	(141,890)	(108,629)	(16,582)	(2,223,638)	(327,971)	(50,059)
Net loss	(141,890)	(108,629)	(16,582)	(2,223,638)	(327,971)	(50,059)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	18,622	5,080	775	105,433	(72,993)	(11,141)
Share of other comprehensive loss of equity method investee	—	—	—	(145)	—	—
Unrealized securities holding gains/(losses), net of tax	25,472	5,636	860	18,713	(31,658)	(4,832)
Total comprehensive loss	(97,796)	(97,913)	(14,947)	(2,099,637)	(432,622)	(66,032)
Total comprehensive loss attributable to MOGU Inc.	(97,796)	(97,913)	(14,947)	(2,099,637)	(432,622)	(66,032)
Net loss attributable to MOGU Inc’s ordinary shareholders	(141,890)	(108,629)	(16,582)	(2,223,638)	(327,971)	(50,059)
Net loss per share attributable to ordinary shareholders
Basic	(0.05)	(0.04)	(0.01)	(0.82)	(0.12)	(0.02)
Diluted	(0.05)	(0.04)	(0.01)	(0.82)	(0.12)	(0.02)
Net loss per ADS
Basic	(1.30)	(1.07)	(0.25)	(20.45)	(3.12)	(0.48)
Diluted	(1.30)	(1.07)	(0.25)	(20.45)	(3.12)	(0.48)
Weighted average number of shares used in computing net loss per share
Basic	2,730,786,951	2,542,978,418	2,542,978,418	2,718,827,977	2,630,425,361	2,630,425,361
Diluted	2,730,786,951	2,542,978,418	2,542,978,418	2,718,827,977	2,630,425,361	2,630,425,361
Share-based compensation expenses included in:
Cost of revenues	(3,205)	556	85	(2,747)	2,464	376
General and administrative expenses	(16,071)	3,647	557	17,740	14,475	2,209
Sales and marketing expenses	(631)	1,375	210	7,927	5,416	827
Research and development expenses	(3,491)	1,024	156	9,265	3,940	601

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the three months ended			For the year ended
	March 31,			March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(154,827)	(50,002)	(7,632)	(311,789)	(77,931)	(11,895)
Net cash provided by/(used in) investing activities	141,860	(60,079)	(9,170)	(113,150)	(96,663)	(14,754)
Net cash used in financing activities	(1,510)	(9,095)	(1,388)	(29,332)	(119,249)	(18,201)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	5,515	1,927	294	33,929	(20,647)	(3,151)
Net decrease in cash and cash equivalents and restricted cash	(8,962)	(117,249)	(17,896)	(420,342)	(314,490)	(48,001)
Cash and cash equivalents and restricted cash at beginning of period	866,336	660,133	100,756	1,277,716	857,374	130,861
Cash and cash equivalents and restricted cash at end of period	857,374	542,884	82,860	857,374	542,884	82,860

MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the three months ended			For the year ended
		March 31			March 31,
		2020	2021		2020	2021
		RMB	RMB	US$	RMB	RMB	US$
	Net loss	(141,890)	(108,629)	(16,582)	(2,223,638)	(327,971)	(50,059)
Add:	Share of result of equity investee	—	(36)	(5)	114,104	(36)	(5)
Add:	Loss/(gain) from investments, net	—	4,687	715	66,550	(86,497)	(13,202)
Add:	Goodwill impairment	—	—	—	1,382,149	—	—
Add:	Income tax (benefits)/expenses	(1,118)	(1,906)	(291)	(590)	5,181	791
Less:	Interest income	(6,094)	(4,388)	(670)	(29,312)	(19,601)	(2,992)
	Loss from operations	(149,102)	(110,272)	(16,833)	(690,737)	(428,924)	(65,467)
Add:	Share-based compensation expenses	(23,398)	6,602	1,008	32,185	26,295	4,013
Add:	Amortization of intangible assets	87,112	82,105	12,532	331,294	341,802	52,169
Add:	Depreciation of property and equipment	1,832	1,446	221	7,174	9,327	1,424
	Adjusted EBITDA	(83,556)	(20,119)	(3,072)	(320,084)	(51,500)	(7,861)
	Net loss	(141,890)	(108,629)	(16,582)	(2,223,638)	(327,971)	(50,059)
Add:	Loss/(gain) from investments, net	—	4,687	715	66,550	(86,497)	(13,202)
Add:	Share-based compensation expenses	(23,398)	6,602	1,008	32,185	26,295	4,013
Add:	Goodwill impairment	—	—	—	1,382,149	—	—
Add:	Amortization of intangible assets	87,112	82,105	12,532	331,294	341,802	52,169
Less:	Adjusted for tax effects	(1,161)	(1,161)	(177)	(2,709)	(4,644)	(709)
	Adjusted net loss	(79,337)	(16,396)	(2,504)	(414,169)	(51,015)	(7,788)

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